[redacted]

SEC Mail Processing Section
FEB 27 2008
Washington, DC
103

SECU[barcode]SSION

08027432

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44849

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2007 AND ENDING 12/31/2007
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manhattan Beach Trading Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1926 East Maple Street
(No. and Street)

El Segundo	CAlifornia	90245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Demarest (310) 414-4535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

18425 Burbank Blvd., Suite 606,	Tarzana	CA	91356
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 06 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

3/5/08

OATH OR AFFIRMATION

I, Steven Demarest, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manhattan Beach Trading Financial Services, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

DAVE BANERJEE
Commission # 1684521
Notary Public - California
Los Angeles County
My Comm. Expires Jul 28, 2010

Steven Demarest
Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Manhattan Beach Trading
Financial Services, Inc.
El Segundo, California

I have audited the accompanying statement of financial condition of Manhattan Beach Trading Financial Services, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Manhattan Beach Trading Financial Services, Inc. as of December 31, 2007 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2008

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Financial Condition
December 31, 2007

ASSETS

Cash	$ 1,341,465
Clearing deposit	56,438
Commissions receivable - clearing house	1,004,921
Commissions receivable - other	170,457
Prepaid expenses	39,682
Total assets	$ 2,612,963

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES:	
Accounts payable	139,522
Commission payable	308,263
Due to parent company	323,261
Total liabilities	771,046
STOCKHOLDERS' EQUITY	
Common stock, $1 par value, 1,000,000 shares authorized, 10,000 share issued	10,000
Capital in excess of par value	513,346
Retained earnings	1,318,571
Total shareholders' equity	1,841,917
Total liabilities and stockholders' equity	$ 2,612,963

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Income
For the year ended December 31, 2007

REVENUES:	
Commissions income	$ 1,373,678
Equities	10,483,263
Transaction fees	738,226
Interest and dividends	120,115
Other income	35,000
Total income	12,750,282
EXPENSES:	
Clearing charges	1,334,327
Commissions	2,594,164
Dues and subscriptions	142,932
Professional fees	61,063
Quotation services	1,276,282
Support services	4,036,827
Telephone	223,606
Other expense	168,190
Total expenses	9,837,391
INCOME BEFORE TAX PROVISION	2,912,891
INCOME TAX PROVISION	-
NET INCOME	$ 2,912,891

The accompanying notes are an integral part of these financial statements.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Changes in Stockholders' Equity
For the Year Ended December, 2007

	Common Stock		Additional Paid-In Capital	Retained Earnings	Total Stockholders' Equity
Beginning balance January 1, 2007	$ 10,000	#	$ 513,346	$ 1,243,680	$ 1,767,026
Dividends paid				(2,838,000)	(2,838,000)
Net income				2,912,891	2,912,891
Ending balance December 31, 2007	$ 10,000		$ 513,346	$ 1,318,571	$ 1,841,917

The accompanying notes are an integral part of these financial statements.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Statement of Cash Flows
For the year ended December 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 2,912,891
Adjustment to reconcile net income to cash provided by operating activities:	
(Increase) decrease in:	
Clearing deposit	(2,213)
Commissions receivable-clearing house	(422,796)
Commissions receivable-other	(36,681)
Investment error account-net	1,022
Prepaid expense	5,216
Increase (decrease) in	
Accounts payable	(53,642)
Commission payable	22,221
Due to parent company	(242,109)
Total adjustments	(728,982)
Net cash provided by operating actitivies	2,183,909
CASH FLOWS FROM FINANCING ACTIVITIES:	
Dividends paid	(2,838,000)
Net cash used in financing activities	(2,838,000)
Decrease in cash	(654,091)
Cash at beginning of year	1,995,556
Cash at end of year	$ 1,341,465
Cash paid during the year for:	
Interest	$ -
Income taxes	$ -

The accompanying notes are an integral part of these financial statements.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2007

Note 1: SUMMARY OF SUGNIFICANT ACCOUNTING POLICIES

Organization

The Company was granted registration as a broker-dealer by the Securities and Exchange Commission in May 1992 and was granted membership in the National Association of Securities Dealer, Inc. in May 1993. The company is a wholly owned subsidiary of Manhattan Beach Trading, Inc. The Company does not hold customer's funds or securities.

Cash and Cash Equivalents

The Company maintains various checking and savings accounts each over the $ 100,000 insurance limit.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1). This Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company's net capital was $1,607,381, which was $1,357,381 in excess of its minimum requirement of $250,000. The ratio of aggregate indebtedness ($771,046) to net capital was 0.48 to 1

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Notes to Financial Statements
December 31, 2007

Note 3: OFF BALANCE SHEET RISK

As discussed in Note 1, the customers' securities transaction are introduce on a fully disclosure basis with its clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers of the Company and is responsible for execution, collection and payments of funds, and receipt and delivery of securities relative to customers' transactions. Off-balance-sheet risk exists with respect to these transactions due to the possibility that a customer may charge any losses it incurs to the Company. The Company seeks to minimize this risk through procedures designed to monitor the credit Worthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker/dealer.

Note 4: RELATED PARTY TRANSACTIONS

The Company has an agreement with its parent company whereby the parent pays all the brokers and staff salaries and certain overhead expenses of all its related companies. Charges for the year 2007 were $4,036,827 of which $323,261 remained unpaid at year's end.

Dee Note 6 for income taxes paid by the parent company.

Note 5: INCOME TAXES

The Company is a Qualified Sub Chapter S (QSS) Corporation for tax purposes. A QSS corporation passes its income or loss directly to its parent company stockholder who includes the Company's accounts in its tax files. No Federal or state income tax is charged back to the Company.

Note 6: INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3.

Manhattan Beach Trading Financial Services, Inc. clears all transactions with and for customers and promptly forwards checks and securities in compliance with the exemptive provision under SEC Rule 15c3-3(k)(2)(ii).

Note 7: COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS PER RULE 15C3-3

Reserves are computed on a monthly basis.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Determination of Reserve Requirements
Schedule I
December 31, 2007

	Focus 12/31/2007	Audit 12/31/2007	Change
Stockholders' equity, December 31, 2007	$ 1,841,917	$ 1,841,917	$ -
Subtract - Non allowable assets:			
Commissions receivable	170,457	170,457	
Other assets	39,682	39,682	-
Tentative net capital	1,631,778	1,631,778	-
Haircuts:	24,397	24,397	
NET CAPITAL	1,607,381	1,607,381	-
Minimum net capital	(250,000)	(250,000)	
Excess net capital	1,357,381	1,357,381	-
Aggregate indebtedness	771,046	771,046	-
Ratio of aggregate indebtedness to net capital	0.48%	0.48%	

The were no noted differences between the audit and focus filed for December 31, 2007.

MANHATTAN BEACH TRADING FINANCIAL SERVICES, INC.

Determination of Reserve Requirements
Schedule I
December 31, 2007

CREDIT BALANCES	
1. Free credit balances and other balances in customers' security accounts	0
2. Monies borrowed collaterized by securities carried for the accounts of customers	0
3. Monies payable against customers' securities loaned	0
4. Customers securities' failed to receive	0
5. Credit balances in firm accounts which are atributable to principal sales to customers	0
6. Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	0
7. Market value of short security count diffrences over 30 calendar days old	0
8. Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days.	0
9. Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the agent of the issuer during the 40 days	0
10. Other - commissions rebate	308,263
11. TOTAL CREDITS	$ 308,263
DEBIT BALANCES	
12. Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions	0
13. Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	0
14. Failed to deliver of customers' securities not older than 30 calendar days	0
15. Margin required and on deposit with the Options Clearing Corporation for all option contract written or purchased in customer accounts	0
16. Other - commissions receivable	1,004,921
17. Aggregate debit items	1,004,921
18. Less 3% (for alternative method only)	na
19. TOTAL 15C3-3 DEBITS	$1,004,921
RESERVE COMPUTATION	
20. Excess of tatal debits over total credits (line 19 less line 11)	$ 693,658
21. Excess of total credits over total debits (line 11 Less line 19)	na
22. If computation permitted on a monthly basis, enter 105% of excess of total credits over total debits	na
23. Amount held on deposit in "Reserve Bank accounts", including value of qualified securities	$ 161,591
24. Amount on deposit (or withdrawal) including value of qualified securities	
25. New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including of qualidied securities	0
26. Date of deposit	0
FREQUENCY OF COMPUTATION	monthly

The accompanying notes are an integral part of these financial statements.

BRIAN W. ANSON
Certified Public Accountant
18425 Burbank Blvd., Suite 606, Tarzana, CA 91356 • Tel. (818) 401-8800 • Fax (818) 401-8818

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Directors,
Manhattan Beach Trading
Financial Services, Inc.
El Segundo, California

In planning and performing my audit of the financial statements of Manhattan Beach Trading Financial Services, Inc. for the year ended December 31, 2007, I considered its internal control structure, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures including tests of such practices and procedures followed by Manhattan Beach Trading Financial Services, Inc. including test of compliance with such practices and procedures that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following: (i) in making the quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13, or (iii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Board of Directors,
Manhattan Beach Trading
Financial Services, Inc.
Page Two

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including control activities for safeguarding securities, which I consider to be material weaknesses as defined above.

In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (2) (ii) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007 to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brian W. Anson
Certified Public Accountant
Tarzana, California
February 15, 2008

END